Trend Technology Corporation

1866 Esquimalt Avenue

West Vancouver, British Columbia

V7V 1R9  Canada

March 14, 2006

U.S. Securities and Exchange Commission

100 F Street N.E., Mail Stop 3561

Washington, D.C.  20549

Attention:  Mr. Brian K. Bhandari, Staff Accountant

                  Division of Corporation Finance

Dear Mr. Bhandari:

Re:  Trend Technology Corporation

        Form 8-K

        Filed March 3, 2006

        File No. 000-50978

Further to your comment letter dated March 6, 2006, the undersigned, on behalf of the Company, hereby acknowledges that:

1.

the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings with the Securities and Exchange Commission;

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Trend Technology Corporation

Per:

/s/Gerald J. Shields

Gerald J. Shields,

President, C.E.O. and Director